FOR IMMEDIATE RELEASE                Contact: Mary C. Auvin, 3M
                                     Phone:  651/736-2597
                                     FAX: 651/575-0616
                                     Pager: 952/394-2474

                                     Contact: Matt Fagan, 3M
                                     Phone: 512/984-3277
                                     Cell: 512/635-0894 (thru 2/18/01 only)
                                     Pager: 512/606-5293


                  3M Completes Robinson Nugent Acquisition


AUSTIN, TEXAS & NEW ALBANY, IND. - February 16, 2001 - 3M (NYSE:MMM) has finalized the acquisition of Robinson Nugent, Inc. (NASDAQ:RNIC), a publicly traded $93 million New Albany, Indiana-based manufacturer of electronic interconnect products. Robinson Nugent shareholders voted in favor of the acquisition in a special shareholder meeting held on Feb. 15.

The acquisition was first announced in October 2000. The global company has about 850 employees in eight countries. Robinson Nugent becomes a wholly owned 3M subsidiary. The RN acquisition broadens the 3M Interconnect Solutions Division product base by providing higher speed copper interconnects, complements customer relationships, and supports the business strategy to expand further in the telecommunications sector.

The $115 million transaction, which included the assumption of debt, was initially announced on Oct. 3, 2000 and was structured as a tax-free, stock-for-stock transaction, in which each outstanding Robinson Nugent, Inc. common share was exchanged for .19 shares of 3M common stock.